As filed with the Securities and Exchange Commission on November 13, 2023
1933 Act Registration No. 333-271308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
    Pre-Effective Amendment No. [ ]      X  Post-Effective Amendment No.   1

(Check appropriate box or boxes)
NEUBERGER BERMAN MUNICIPAL FUND INC.
(Exact Name of Registrant as Specified in Charter)
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002
 (Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (212) 476-8800
Joseph V. Amato
Chief Executive Officer and President
Neuberger Berman Municipal Fund Inc.
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002
 (Name and Address of Agent for Service)
With copies to:
Jennifer R. Gonzalez, Esq.
Lori L. Schneider, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600
(Names and Addresses of Agents for Service of Process)

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on June 1, 2023 on Form N-14 (File No. 333-271308) (Accession No. 0000898432-23-000360), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibits 4(a), 4(b) and 12 to this Registration Statement, the Agreements and Plans of Reorganization and the tax opinion of K&L Gates LLP.

PART C

OTHER INFORMATION

Item 15. Indemnification.

Article Twelfth of the Registrant’s Articles of Incorporation and Article IX of the Registrant’s Bylaws provide that the Fund shall indemnify its present and past directors, officers, employees and agents, and persons who are serving or have served at the Fund’s request in similar capacities for other entities to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act), provided, however, that a transfer agent is not entitled to such indemnification unless specifically approved by the Fund’s Board of Directors. Section 2-418(b) of the Maryland General Corporation Law (“Maryland Code”) permits the Registrant to indemnify its directors unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding, and (a) the act or omission was committed in bad faith or was the result of active or deliberate dishonesty or (b) the director actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(1) and Section 4-418(j)(2) of the Maryland Code, the Registrant is permitted to indemnify its officers, employees and agents to the same extent. The provisions set forth above apply insofar as consistent with Section 17(h) of the Investment Company Act of 1940, as amended (“1940 Act”), which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Sections 9.1 and 9.2 of the Management Agreement between Neuberger Berman Investment Advisers LLC (“NBIA”) and the Registrant provide that neither NBIA nor any director, officer or employee of NBIA performing services for the Registrant at the direction or request of NBIA in connection with NBIA’s discharge of its obligations under the Management Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Management Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NBIA against any liability to the Registrant or its Stockholders to which NBIA would otherwise be subject by reason of NBIA’s willful misfeasance, bad faith, or gross negligence in the performance of NBIA’s duties, or by reason of NBIA’s reckless disregard of its obligations and duties under the Management Agreement (“disabling conduct”), or (ii) to protect any director, officer or employee of NBIA who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office with the Registrant. The Registrant will indemnify NBIA against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by NBIA. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither “interested persons” of the Registrant nor parties to the proceeding (“disinterested non-party directors”) or (b) an independent legal counsel in a written opinion. NBIA shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Management Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NBIA shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NBIA shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NBIA will ultimately be found to be entitled to indemnification under the Management Agreement.

Sections 11.1 and 11.2 of the Administration Agreement between the Registrant and NBIA provide that neither NBIA nor any director, officer or employee of NBIA performing services for the Registrant at the direction or request of NBIA in connection with NBIA’s discharge of its obligations under the Administration Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Administration Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NBIA against any liability to the Registrant or its Stockholders to which NBIA would otherwise be subject by reason of NBIA’s willful misfeasance, bad faith, or gross negligence in the performance of NBIA’s duties, or by reason of NBIA’s reckless disregard of its obligations and duties under the Administration Agreement (“disabling conduct”), or (ii) to protect any director, officer or employee of NBIA who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office with the Registrant. The Registrant will indemnify NBIA against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by NBIA. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NBIA was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither “interested persons” of the Registrant nor parties to the proceeding (“disinterested non-party directors”) or (b) an independent legal counsel in a written opinion. NBIA shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Administration Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NBIA shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NBIA shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NBIA will ultimately be found to be entitled to indemnification under the Administration Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue. The Fund also maintains Directors and Officers Insurance.

Item 16. Exhibits.

Exhibit Number	Description

(1)	(a)	Articles of Incorporation. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333-97283 and 811-21168 (Filed July 29, 2002).

(b)
Form of Articles Supplementary Creating and Fixing the Rights of Auction Market Preferred Shares, Series A and B. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

	(c)	Articles of Amendment Dated June 25, 2014. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

	(d)	Articles of Amendment Dated August 25, 2018. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

(e)
Articles of Second Amendment and Restatement of Articles Supplementary Creating and Fixing the Rights and Preferences of Variable Rate Municipal Term Preferred Shares Series A. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

	(f)	Articles Supplementary Dated October 20, 2023. (Filed herewith).

(2)		Amended and Restated Bylaws. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

(3)		Voting Trust Agreement. Not Applicable.

(4)	(a)	Agreement and Plan of Reorganization between Registrant and Neuberger Berman California Municipal Fund Inc. (Filed herewith).

	(b)	Agreement and Plan of Reorganization between Registrant and Neuberger Berman New York Municipal Fund Inc. (Filed herewith).

(5)	(a)	Articles of Incorporation, Articles Sixth, Ninth, Tenth, Eleventh and Thirteenth. Incorporated by Reference to Item (1) above.

	(b)	Amended and Restated By-Laws, Articles II, VI and X. Incorporated by Reference to Item (2) above.

(6)	(a)	Distribution Reinvestment Plan. Incorporated by Reference to Registrant’s Annual Report on Form N-CSR, File No. 811-21168 (Filed January 5, 2023).

(b)
Management Agreement Between Registrant and Neuberger Berman Investment Advisers LLC. Incorporated by Reference to Registrant’s Annual Report on Form NSAR-B, File No. 811-21168 (Filed December 30, 2009).

(c)
Novation of Management Agreement Between Registrant and Neuberger Berman Investment Advisers LLC. Incorporated by Reference to Registrant’s Semi-annual Report on Form NSAR-A, File No. 811-21168 (Filed June 29, 2016).

(7)		Underwriting of Distribution Contract. None

(8)		Bonus or Profit Sharing Contracts. None.

(9)	(a)
Custodian Contract Between Registrant and State Street Bank and Trust Company. Incorporated by Reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333-97283 and 811-21168 (Filed October 31, 2002).

	(b)	Amendment to Custodian Contract dated August 10, 2017. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

	(c)	Amendment to Custodian Contract dated May 1, 2020. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

(10)		Plan Pursuant to Rule 12b-1. None.

(11)		Opinion and Consent of Counsel. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed June 1, 2023).

(12)		Opinion of Counsel Supporting Tax Matters. (Filed herewith).

(13)	(a)
Transfer Agency and Registrar Services Agreement. Incorporated by Reference to Neuberger Berman High Yield Strategies Fund Inc.’s Registration Statement on Form N-2, File Nos. 333-257996 and 811-22396 (Filed April 5, 2022).

	(b)	Administration Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

	(c)	Novation of Administration Agreement. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

(d)
Exchange Traded Fund of Funds Investment Agreement with First Trust Closed-End Fund. Incorporated by Reference to Pre-Effective Amendment No. 1 to Neuberger Berman Real Estate Securities Income Fund Inc.’s Registration Statement on Form N-2, File Nos. 333-269347 and 811-21421 (Filed March 13, 2023).

(e)
Unit Investment Trust of Funds Investment Agreement with FT Series. Incorporated by Reference to Pre-Effective Amendment No. 1 to Neuberger Berman Real Estate Securities Income Fund Inc.’s Registration Statement on Form N-2, File Nos. 333-269347 and 811-21421 (Filed March 13, 2023).

(14)		Consent of Auditor. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed June 1, 2023).

(15)	Financial Statements Omitted from Prospectus. None.

(16)	Power of Attorney. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed April 18, 2023).

(17)
Code of Ethics for Registrant, NBIA and NB BD LLC. Incorporated by Reference to Post-Effective Amendment No. 91 to the Registration Statement of Neuberger Berman Advisers Management Trust on Form N-1A, File Nos. 002-88566 and 811-04255 (Filed April 20, 2022).

(18)	Calculation of Filing Fee Tables. Incorporated by Reference to the Registrant’s Registration Statement on Form N-14, File No. 333-271308 (Filed June 1, 2023).
Item 17. Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant undertakes to file an opinion of counsel supporting the tax consequences to stockholders discussed in the joint proxy statement and prospectus within a reasonable time after the receipt of such opinion in a post-effective amendment to this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, as amended (“1933 Act”), this registration statement has been signed on behalf of the Registrant, in the City and State of New York on the 13th day of November, 2023.

NEUBERGER BERMAN MUNICIPAL FUND INC.

By:	/s/ Joseph V. Amato
Name:	Joseph V. Amato
Title:	President and Chief Executive Officer

As required by the 1933 Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph V. Amato	President, Chief Executive Officer and Director	November 13, 2023
Joseph V. Amato
/s/ John M. McGovern	Treasurer and Principal Financial and Accounting Officer	November 13, 2023
John M. McGovern
/s/ Michael J. Cosgrove	Director	November 13, 2023
Michael J. Cosgrove*
/s/ Marc Gary	Director	November 13, 2023
Marc Gary*
/s/ Martha C. Goss	Director	November 13, 2023
Martha C. Goss*
Director
Ami Kaplan
/s/ Michael M. Knetter	Director	November 13, 2023
Michael M. Knetter*
/s/ Deborah C. McLean	Director	November 13, 2023
Deborah C. McLean*
/s/ George W. Morriss	Director	November 13, 2023
George W. Morriss*
/s/ Tom D. Seip	Chairman of the Board and Director	November 13, 2023
Tom D. Seip*
Director
Franklyn E. Smith
/s/ James G. Stavridis	Director	November 13, 2023
James G. Stavridis*

*Signatures affixed by Jennifer R. Gonzalez on November 13, 2023, pursuant to a power of attorney filed with Registrant’s Registration Statement on Form N-14, File No. 333-271308, on April 18, 2023.

Exhibit List

Item	Exhibit

(1)(f)	Articles Supplementary Dated October 20, 2023

(4)(a)	Agreement and Plan of Reorganization between Registrant and Neuberger Berman California Municipal Fund Inc.

(4)(b)	Agreement and Plan of Reorganization between Registrant and Neuberger Berman New York Municipal Fund Inc.

(12)	Opinion of Counsel Supporting Tax Matters